As filed with the Securities and Exchange Commission on October 12, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) of the Securities
Exchange Act of 1934

(Amendment No. 4)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

(Name of Subject Company (issuer))

TELESP CELULAR PARTICIPAÇÕES S.A.
BRASILCEL N.V.
PORTUGAL TELECOM, SGPS, S.A.
PT MÓVEIS, SGPS, S.A.
TELEFÓNICA MÓVILES, S.A.

(Name of Filing Person (offeror))

Preferred shares, without par value
American Depositary Shares (as evidenced by
American Depositary Receipts),
each representing 3,000 preferred shares
(Title of Class of Securities)

87923P105 (American Depositary Shares)
(CUSIP Number of Class of Securities)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

Items 4 and 8. Terms of the Transaction and Interest in Securities of the Subject Company.
Item 7. Source and Amount of Funds.
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
PRESS RELEASE
NOTICE OF MATERIAL FACT
TEXT OF NOTICE OF MATERIAL FACT
FORM OF PRIVATE INSTRUMENT OF TRANSFER OF FUNDS
FORM OF LOAN AGREEMENT
FORM OF AGREEMENT

INTRODUCTORY STATEMENT

     This amendment relates to the Tender Offer Statement on Schedule TO filed on September 1, 2004, as amended on September 8, 2004, September 21, 2004 and September 24, 2004 (the “Tender Offer Statement”), regarding the tender offer by Telesp Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, or “TCP,” to purchase for cash up to 84,252,534,000 preferred shares of Tele Centro Oeste Celular Participações S.A., or “TCO,” a corporation organized under the laws of the Federative Republic of Brazil, at a price of R$10.70 per 1,000 preferred shares without interest, net of applicable stock exchange and settlement fees, brokerage fees or commissions and withholding taxes.

     The tender offer expired at 11:00 a.m., New York City time, on October 8, 2004. Preferred shares of TCO were accepted for purchase pursuant to the tender offer through an auction on the São Paulo Stock Exchange held on October 8, 2004. Settlement of these purchases is expected to occur on October 14, 2004. The terms and conditions of the tender offer are set forth in the Tender Offer Statement.

     This amendment is being filed to report the results of the tender offer and to make certain other changes to Items 7 and 12 of the Tender Offer Statement.

Items 4 and 8. Terms of the Transaction and Interest in Securities of the Subject Company.

     Items 4 and 8 of the Tender Offer Statement are hereby amended and supplemented by adding the following language:

“The tender offer expired at 11:00 a.m., New York City time, on October 8, 2004. 151,882,297,493 preferred shares of TCO were validly tendered and not withdrawn in the tender offer. Because more preferred shares were validly tendered than the maximum number of preferred shares subject to the tender offer, TCP will purchase, due to the application of the proration factor, a number of preferred shares equal to 0.5547 preferred shares for each preferred share validly tendered. TCP therefore accepted for purchase 84,252,534,000 preferred shares of TCO. TCP will thereby increase its ownership of TCO’s preferred shares to 84,254,934,100 preferred shares, or 32.8% of TCO’s preferred shares. Settlement of these purchases is expected to occur on October 14, 2004.”

“On October 9, 2004, TCP published a notice of material fact (fato relevante) announcing the final results of the tender offer, and on October 11, 2004, TCP issued a related press release. Copy of these documents are filed as Exhibits (a)(5)(G) and (a)(5)(H) to the Tender Offer Statement. On October 9, 2004, Portugal Telecom, SGPS, S.A. issued a notice of material fact (fato relevante) and Telefónica Móviles S.A. issued a press release announcing the final results of the tender offer. A copy of the text of these documents is filed as Exhibit (a)(5)(I) to the Tender Offer Statement.”

Item 7. Source and Amount of Funds.

     Section 7 – “Source and Amount of Funds” of the offer to purchase is hereby amended and restated in its entirety as follows:

“The total amount of funds required by TCP to purchase the preferred shares subject to the tender offer, before fees and expenses, is approximately R$902 million. TCP initially intends to pay this amount primarily through bridge financing.”

“On September 20, 2004, TCP obtained a commitment letter for bridge financing from Banco ABN Amro Real. This commitment is for a loan in a foreign currency to be determined (which is expected to be U.S. dollars) in a maximum amount equivalent to R$902 million. Banco ABN Amro Real would also provide a swap so that TCP’s effective principal obligation would be in reais and bear interest at 104.3% of the CDI (Certificado Depositário Interbancário) rate, a Brazilian interbank rate. The loan would mature 90 days after disbursement, and the maturity date could be extended by TCP for periods of 30 days, up to a maximum of 180 days from disbursement. The loan would be guaranteed by TCP’s subsidiary Telesp Celular S.A. A copy of the commitment letter and an English translation of the form of the loan agreement are filed as an exhibit to the Schedule TO to which this offer to purchase is also an exhibit. Under the form of loan agreement, Banco ABN Amro Real may terminate its commitment in the event of certain bankruptcy and liquidation events of TCP or in the event of the enactment of any legal or regulatory norms that prohibit the financing. Banco ABN Amro Real is also TCP’s transfer agent.”

“TCP currently does not intend to draw the full amount available under its commitment from Banco ABN Amro Real. Rather, TCP intends to obtain a portion of the funds for the purchase of preferred shares in the tender offer through the following additional financings:

•	Financing from Banco BNP Paribas Brasil S.A. TCP expects to enter into a loan agreement with Banco BNP Paribas Brasil S.A. in a principal amount of approximately U.S.$25,000,000, which would be disbursed to TCP in reais. The loan would mature in October 2005 and would be payable in reais, based on the U.S. dollar-real exchange rate at the time. The bank would also provide a swap so that TCP’s effective principal obligation would be in reais and bear interest at 106% of the CDI rate. As security for the loan, TCP would deliver a promissory note to the bank in the amount of U.S.$31,250,000. An English translation of the form of the loan agreement and promissory note is filed as an exhibit to the Schedule TO to which this offer to purchase is also an exhibit. TCP has not entered into a commitment letter with the bank.

•	Financing from Banco Santander S.A. TCP expects to enter into a loan agreement with Banco Santander S.A. in a principal amount of approximately U.S.$20,000,000, which would be disbursed to TCP in reais. The loan would mature in October 2005 and would be payable in reais, based on the U.S. dollar-real exchange rate at the time. The bank would also provide a swap so that TCP’s effective principal obligation would be in reais and bear interest at 106% of the CDI rate. As security for the loan, TCP would deliver promissory notes to the bank in the aggregate amount of U.S.$20,520,000. An English translation of the form of the loan agreement and promissory notes is filed as an exhibit to the Schedule TO to which this offer to purchase is also an exhibit. TCP has not entered into a commitment letter with the bank.”

“TCP currently does not have alternative financing arrangements or plans in the event the bridge financing is not funded. However, the tender offer is not subject to receipt of financing.”

“On October 8, 2004, TCP’s board of directors approved a capital increase of up to approximately R$2,054 million, of which an amount of up to R$2,000 million will be made available for subscription through preemptive rights by its shareholders in cash and of which R$53.89 million will be used to capitalize certain tax credits relating to a tax benefit accrued in 2003 by TCP’s controlling shareholders. TCP expects to use the proceeds of the rights offering to repay the bridge loan from Banco ABN Amro Real and to repay other short-term debt.”

Item 12. Exhibits.

Item 12 is hereby amended by adding the following exhibits thereto:

“(a)(5)(G)	Press release dated October 8, 2004.”
“(a)(5)(H)	Notice of material fact (fato relevante) dated October 8, 2004.”
“(a)(5)(I)	Text of notice of material fact (fato relevante) of Portugal Telecom and press release of Telefónica Móviles dated October 9, 2004.”
“(a)(5)(J)	Text of notice of material fact (fato relevante) of Portugal Telecom and press release of Telefónica Móviles dated August 25, 2004, incorporated herein by reference to the precommencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.3) (SEC File No. 005-60699).”
“(b)(2)	Form of Private Instrument of Transfer of Funds Obtained Abroad between Banco ABN Amro Real S.A., Telesp Celular Participações S.A. and Telesp Celular S.A., as guarantor.”
“(b)(3)	Form of Loan Agreement for Transfer of Foreign Loan between Banco BNP Paribas Brasil S.A. and Telesp Celular Participações S.A., together with a form of promissory note of Telesp Celular Participações S.A.”
“(b)(4)	Form of Agreement for Transfer of Credit Transaction in Foreign Currency between Banco Santander S.A. and Telesp Celular Participações S.A., together with forms of promissory notes of Telesp Celular Participações S.A.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELESP CELULAR PARTICIPAÇÕES S.A.
By:	/s/ Luis Avelar
	Name:	Luis Avelar
	Title:	Executive Vice President for Marketing and Innovation

By:	/s/ Javier Rodríguez Garcia
	Name:	Javier Rodríguez Garcia
	Title:	Vice President for Technology and Networks

Dated: October 12, 2004

BRASILCEL N.V.
By:	/s/ Francisco José Azevedo Padinha
	Name:	Francisco José Azevedo Padinha
	Title:	Chief Executive Officer

By:	/s/ Javier Rodríguez Garcia
	Name:	Javier Rodríguez Garcia
	Title:	Vice President for Technology and Markets

Dated: October 12, 2004

PORTUGAL TELECOM, SGPS, S.A.
By:	/s/ Miguel Horta e Costa
	Name:	Miguel Horta e Costa
	Title:	President and Chief Executive Officer

By:	/s/ Zeinal Bava
	Name:	Zeinal Bava
	Title:	Chief Financial Officer

Dated: October 12, 2004

PT MÓVEIS, SGPS, S.A.
By:	/s/ Carlos Vasconcellos Cruz
	Name:	Carlos Vasconcellos Cruz
	Title:	Chief Executive Officer

By:	/s/ Diogo Horta e Costa
	Name:	Diogo Horta e Costa
	Title:	Director

Dated: October 12, 2004

TELEFÓNICA MÓVILES, S.A.
By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel

By:	/s/ Ernesto Lopez Mozo
	Name:	Ernesto Lopez Mozo
	Title:	Chief Financial Officer

Dated: October 12, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to purchase dated September 1, 2004, as amended September 8, 2004 and September 21, 2004.*
(a)(1)(B)	Form of letter of transmittal.*
(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.*
(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*
(a)(1)(E)	Announcement to shareholders (edital) dated September 1, 2004.*
(a)(1)(F)	Notice of guaranteed delivery.*
(a)(1)(G)	Guidelines for certification of taxpayer identification number on Substitute Form W-9.*
(a)(1)(H)	Clarification, published September 2, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(E).*
(a)(5)(A)	Summary advertisement dated September 1, 2004.*
(a)(5)(B)	Press release dated August 24, 2004, incorporated herein by reference to the first pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.2) (SEC File No. 005-60699).
(a)(5)(C)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the precommencement communication filed by the filing persons under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-60699).
(a)(5)(D)	Investor presentation dated August 25, 2004, incorporated herein by reference to the second pre-commencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.1) (SEC File No. 005-60699).
(a)(5)(E)	Notice of material fact (fato relevante) dated September 1, 2004.*
(a)(5)(F)	Press release dated September 1, 2004.*
(a)(5)(G)	Press release dated October 8, 2004.**
(a)(5)(H)	Notice of material fact (fato relevante) dated October 8, 2004.**
(a)(5)(I)	Text of notice of material fact (fato relevante) of Portugal Telecom and press release of Telefónica Móviles dated October 9, 2004.**
(a)(5)(J)	Text of notice of material fact (fato relevante) of Portugal Telecom and press release of Telefónica Móviles dated August 25, 2004, incorporated herein by reference to the precommencement communication filed by the filing persons under cover of Schedule TO on August 25, 2004 (Exhibit 1.3) (SEC File No. 005-60699).
(b)(1)	Commitment letter of Banco ABN Amro Real S.A. dated September 17, 2004.*
(b)(2)	Form of Private Instrument of Transfer of Funds Obtained Abroad between Banco ABN Amro Real S.A., Telesp Celular Participações S.A. and Telesp Celular S.A., as guarantor.**
(b)(3)	Form of Loan Agreement for Transfer of Foreign Loan between Banco BNP Paribas Brasil S.A. and Telesp Celular Participações S.A., together with a form of promissory note of Telesp Celular Participações S.A.**
(b)(4)	Form of Agreement for Transfer of Credit Transaction in Foreign Currency between Banco Santander S.A. and Telesp Celular Participações S.A., together with forms of promissory notes of Telesp Celular Participações S.A.**

Exhibit No.	Description
(d)(1)	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).
(d)(2)	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.

*	Previously filed.
**	Filed herewith.